Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
595 Burrard Street, P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3 Canada
Tel: 604-631-3300 Fax: 604-631-3309

June 13, 2012

Reference: 98944/2

Eurasian Minerals Inc.
Suite 501, 543 Granville Street
Vancouver, British Columbia, Canada
V6C 1X8

Dear Sirs/Mesdames:

**Re: Eurasian Minerals Inc.**

We have acted as Canadian tax counsel to Eurasian Minerals Inc. (the "**Company**") in connection with the proposed merger between EMX (Utah) Corp. ("**EMX Utah**"), a wholly-owned subsidiary of the Company, and Bullion Monarch Mining, Inc. ("**Bullion**") pursuant to an Agreement and Plan of Merger (the "**Agreement**") between the Company, EMX Utah and Bullion dated February 7, 2012. Pursuant to the Agreement, the shareholders of Bullion will receive 0.45 of a common share of the Company and US$0.11 in cash in exchange for each common share of Bullion held.

We provide this opinion in connection with the registration of the Common Shares under the Form F-4 (the "**Registration Statement**") filed by the Company on the date hereof with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended (the "**Act**").

We have participated in the preparation of the discussion set forth in the section entitled "Material Canadian Federal Income Tax Consequences of the Merger" in the Registration Statement. Subject to the qualifications, exceptions, assumptions and limitations set forth herein and therein, we confirm that the statements set forth under the heading "Proposal One–The Merger–Material Canadian Federal Income Tax Consequences of the Merger" in the Registration Statement, as of the date hereof, describe the material Canadian federal income tax consequences of the issuance of Eurasian Shares in connection with the Merger.

We express our opinion herein only as to those matters of Canadian federal income taxation specifically set forth under the caption "Material Canadian Federal Income Tax Consequences of the Merger" in the Registration Statement and no opinion should be inferred as to the tax consequences of the Agreement under any provincial, state, local or foreign law, or with respect to any other areas of Canadian federal taxation.

The opinions expressed herein are as of the date hereof. This opinion is strictly limited to the matters stated herein and no other or more extensive opinion is intended, implied or to be inferred beyond the matters expressly stated herein. We hereby consent to the filing of this opinion as an exhibit to the Registration

Statement, to the discussion of this opinion in the Registration Statement to the extent discussed or referenced and to the reference to us in the Registration Statement under the heading "Legal Matters", and for no other purpose. Except for such use, this opinion may not be quoted, circulated or published, in whole or in part, or otherwise referred to, filed with or furnished to any other person or entity, without our express prior written authorization. In giving this consent, we do not thereby admit that we are included in the category of person whose consent is required by the Act or the rules and regulations promulgated thereunder.

Yours very truly,

*/s/ Blake, Cassels & Graydon LLP*